EXTRAORDINARY MEETING OF SHAREHOLDERS OF

                                   ACERGY S.A.

                                 December 17, 2009

                         Please sign, date and mail your
                       proxy card in the envelope provided
                              as soon as possible.

     Please detach along perforated line and mail in the envelope provided.

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      00033300000000000000 5                               121709
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PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR
VOTE IN BLUE OR BLACK INK AS SHOWN HERE [X]
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
                                                                                   FOR   AGAINST   ABSTAIN
                                     1.   To approve the adoption of revised       [ ]     [ ]       [ ]
                                          Articles of Incorporation.

                                     2.   To appoint Mr. Dod Fraser as Director    [ ]     [ ]       [ ]
                                          of the Company to hold office until
                                          the next Annual General Meeting, or
                                          until his successor is appointed.

                                     3.   To approve the adoption of the           [ ]     [ ]       [
                                          Acergy S.A. 2009 Long-Term Incentive
                                          Plan.

                                     Recommendation: The Company's Board of
                                     Directors recommends that you vote in
                                     favour of the proposals to be considered at the Meeting.

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To change the address on your
account, please check the box
at right and indicate your new
address in the address space
above. Please note that
changes to the registered
name(s) on the account may not
be submitted via this method.  [ ]
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Signature of Shareholder     Date:     Signature of Shareholder     Date:

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.